United States securities and exchange commission logo





                              August 30, 2022

       Craig Peters
       Chief Executive Officer
       Getty Images Holdings, Inc.
       605 5th Ave S., Suite 400
       Seattle, Washington 98104

                                                        Re: Getty Images
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 9,
2022
                                                            File No. 333-266686

       Dear Mr. Peters:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed August 9, 2022

       Cover Page

   1. For each of the securities being registered for resale, disclose the price that the selling security holders paid
for such securities, or the equity consideration value of such securities, as
applicable. We note, for example, that you do not disclose the value of the
                                                        Earn-Out Shares or the
Class A common stock issuable to certain Getty Images
                                                        Equityholders upon the
exercise or vesting of certain equity awards.
       Prospectus Summary, page 1

   2. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a
substantial portion of shares for resale and discuss how such sales could impact the market price
of the company   s common stock. Your discussion should
 Craig Peters
Getty Images Holdings, Inc.
August 30, 2022
Page 2
         highlight the fact that a few of your security holders are beneficial owners of a significant percentage of your outstanding shares (identify such security holders and include quantification and percentages) and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
Risk Factors
Risks Related to Our Class A Common Stock, page 27

3. We note your first Risk Factor under the heading Risks Related to Our Class A Common
         Stock. Please revise this risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Please also revise your disclosure where it says that even if the current trading price is "close to the price" of the units issued in CCNB's initial public offering to state that even if the current trading price is at or significantly below the SPAC
         IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
General

4. Revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors, NBOKS, and other selling security holders acquired their shares and warrants, and the price that the public security holders acquired their shares and warrants. Please also disclose the potential profit the selling security holders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Anderegg at 202-551-3342 or Erin Jaskot at 202-551-3442 with any questions.



FirstName LastNameCraig Peters                                   Sincerely,
Comapany NameGetty Images Holdings, Inc.
                                                                 Division of
Corporation Finance
August 30, 2022 Page 2                                           Office of
Trade & Services
FirstName LastName